Exhibit 99.1

ArcelorMittal reports first quarter 2021 results

Luxembourg, May 6, 2021 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-months ended March 31, 2021.

1Q 2021 Key highlights:

•	Health and safety performance: Protecting the health and wellbeing of employees remains the Company’s overarching priority; LTIF rate of 0.78x in 1Q 2021[2]
•
Significantly improved operating performance in 1Q 2021, reflecting the continued demand recovery which supported a 6.5% sequential increase in steel shipments (to 16.5Mt vs. scope adjusted[3] 15.5Mt in 4Q 2020), the continued positive evolution of steel spreads, and the benefits of iron ore vertical integration

•	1Q 2021 operating income of $2.6bn vs. $2.0bn4 in 4Q 2020. EBITDA of $3.2bn in 1Q 2021, 88% higher than 4Q 2020 EBITDA of $1.7bn (vs. $1.0bn in 1Q 2020), represents the strongest quarter in a decade
•	Share of JV and associates net income of $0.5bn19 reflects strong performance at AMNS India and AMNS Calvert
•	Net income of $2.3bn in 1Q 2021 as compared to net income of $1.2bn and adjusted net income of $0.2bn in 4Q 2020[5]
•
The Company delivered $0.3bn of free cash flow ($1.0bn net cash provided by operating activities less capex of $0.6bn less $0.1bn dividends paid to minorities) despite a $1.6bn investment in working capital, reflecting seasonal as well as market factors

•	Gross debt declined to $11.4bn (vs. $12.3bn end 2020) and net debt declined to $5.9bn (vs. $6.4bn end 2020)
•
XCarb™ launched, bringing together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Additionally, during the quarter ArcelorMittal detailed concept plans to dramatically reduce CO2 emissions in Germany and in France, utilizing hydrogen-DRI and EAF steel-making technologies

•
Following the formation of a public-private partnership with Invitalia, ArcelorMittal Italia will be deconsolidated as of 2Q 2021. The new company, “Acciaierie d’Italia” will operate independently, with its own funding plans

•
The Company completed a $650m share buyback in 1Q 2021 following the partial sell-down of its equity stake in Cleveland Cliffs. Per its new policy[21], a further $570m of capital is being returned to shareholders through a further share buyback program linked to free cash flow generated in 2020 (ongoing and to be completed by year end) and a $0.30/share base dividend will be paid in June 2021, subject to the approval of shareholders at the AGM

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Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	1Q 21	4Q 20	3Q 20	2Q 20	1Q 20
Sales	16,193	14,184	13,266	10,976	14,844
Operating income / (loss)	2,641	1,998	718	(253)	(353)
Net income / (loss) attributable to equity holders of the parent	2,285	1,207	(261)	(559)	(1,120)
Basic earnings / (loss) per common share (US$)	1.94	1.01	(0.21)	(0.50)	(1.11)

Operating income/ (loss) / tonne (US$/t)	160	116	41	(17)	(18)
EBITDA	3,242	1,726	901	707	967
EBITDA/ tonne (US$/t)	197	100	52	48	50
Steel-only EBITDA/ tonne (US$/t)	131	58	23	21	34

Crude steel production (Mt)	17.6	18.8	17.2	14.4	21.1
Steel shipments (Mt)	16.5	17.3	17.5	14.8	19.5
Own iron ore production (Mt)	13.3	15.3	14.8	13.5	14.4
Iron ore shipped at market price (Mt)	9.8	10.6	9.8	9.2	8.6

Commenting, Mr. Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“The first quarter of this year has been our strongest in a decade. While this is naturally a very welcome development following a highly challenging 2020, we are mindful that Covid continues to be a health challenge across the world especially in developing economies. Nowhere is this more obvious at present than in India, where we have our AM/NS India JV with Nippon Steel. Our colleagues in India are sending support wherever we can, including providing daily amounts of oxygen from our sites to local hospitals and setting up temporary medical facilities. Our thoughts are with the people of India as they strive to bring this situation under control.”

“Operationally, we have had a very positive start to the year. We are seeing a continuation of the positive market dynamics of the fourth quarter and have been steadily bringing back production in-line with the demand recovery, which is supported by low inventory levels through the value chain. Our priorities for the remainder of the year and beyond are clear: to maintain a competitive cost advantage; to strategically grow through high-return projects in high-growth markets, whilst leveraging existing infrastructure to develop our iron-ore resource; to consistently return cash to shareholders via a defined capital return policy; and to lead on sustainable development.”

“Progress on our decarbonization journey continued with the launch of our XCarbTM initiative, our first significant step to create a market for low-carbon steel. We are already seeing an encouraging response from our customers. Looking to our wider sustainability commitments, we are very focused on improving our safety performance. Our global health and safety council has been reconfigured and tasked with implementing the changes required to drive a step change in our results. We have also announced a new target to double the amount of women in management to 25% by 2030, which will ensure that we have a rich and diverse workforce ready to take full advantage of future opportunities.”

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Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Protecting the health and wellbeing of employees remains the Company’s overarching priority with ongoing strict adherence to World Health Organization guidelines, and specific government guidelines have been followed and implemented. We continue to ensure extensive monitoring, with stringent sanitary practices and social distancing measures at all operations, and have implemented remote working wherever possible and provided essential personal protective equipment to our people.

Health and safety performance (inclusive of ArcelorMittal Italia (previously known as Ilva)), based on own personnel and contractors lost time injury frequency (LTIF) rate was 1.17x in the first quarter of 2021 (“1Q 2021”). Excluding the impact of ArcelorMittal Italia, the LTIF was 0.78x for 1Q 2021. Prior period figures have not been recast for the ArcelorMittal USA disposal. LTIF figures for fourth quarter of 2020 (“4Q 2020”) are 0.65x and 0.72x for the first quarter of 2020 (“1Q 2020”).

The Company’s efforts to improve its health and safety record aim to strengthen the safety of its workforce with an absolute focus on eradicating fatalities.

Own personnel and contractors - Frequency rate
Lost time injury frequency rate	1Q 21	4Q 20	3Q 20	2Q 20	1Q 20
Mining	1.22	0.68	0.35	0.54	0.79
NAFTA	0.76	0.44	0.32	0.46	0.56
Brazil	0.18	0.17	0.36	0.15	0.45
Europe	0.91	1.35	1.04	0.96	1.04
ACIS	0.77	0.59	0.66	0.48	0.82
Total Steel	0.71	0.65	0.60	0.50	0.72
Total (Steel and Mining) excluding ArcelorMittal Italia	0.78	0.65	0.56	0.50	0.72
ArcelorMittal Italia	9.25	9.16	12.15	9.14	7.93
Total (Steel and Mining) including ArcelorMittal Italia	1.17	0.93	0.95	0.77	1.01

Key sustainable development highlights for 1Q 2021:

During 1Q 2021, the Company highlighted:

•	ArcelorMittal has committed to doubling the representation of women in management positions (manager level and above) by 2030, bringing the proportion to 25%.
•
During 1Q 2021, the Company announced a number of initiatives, plans and proposals on further CO2 reduction plans (including concept projects in Germany and in France and Spain to support its decarbonization efforts. These are summarized below and see recent development section for further details.

•
On March 29, 2021, ArcelorMittal announced conceptual plans to build a large-scale industrial plant for the direct reduction of iron ore (DRI) and electric arc furnace (EAF)-based steelmaking at its site in Bremen, as well as an innovative DRI pilot plant in addition to an electric arc furnace (EAF) in Eisenhüttenstadt, following the announcement of the planned expansion of Germany’s hydrogen infrastructure.

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•	On March 17, 2021, Air Liquide and ArcelorMittal signed a memorandum of understanding (MoU) with the objective of implementing solutions to produce low-carbon steel in Dunkirk.
•
On March 17, 2021, ArcelorMittal announced the launch of its first three XCarb™ initiatives, as part of the Company’s journey to deliver on its 2050 net zero commitment. XCarb™ will ultimately bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel.

•
On February 17, 2021 ArcelorMittal announced that Asturias had completed its coke-oven gas injection project for Blast Furnace B in its Gijón plant, a strategic step to reduce CO2 emissions and operational costs, thanks to lower coke consumption.

•	On April 30, 2021, ArcelorMittal amended its $5.5bn Revolving Credit Facility (“RCF”) to align with its sustainability and climate action strategy.
•
With India currently battling the second wave of COVID-19, and the number of cases rising each day, medical facilities have seen critical shortages in oxygen supplies. To help combat this, AM/NS India is providing emergency oxygen supplies, currently supplying 210 metric tonnes of liquid oxygen per day to the State of Gujarat from the company’s oxygen plant in Hazira, operated in partnership with INOX Air Products. AM/NS India has also undertaken a vaccination drive for all medical and paramedical staff near the plant in Gujarat, and a new programme to vaccinate all employees of AM/NS India is now underway. In addition, the Company has set up a 1000-bed COVID hospital near its Gujarat plant.

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Analysis of results for 1Q 2021 versus 4Q 2020 and 1Q 2020

Total steel shipments in 1Q 2021 were 16.5Mt, 4.6% lower as compared with 17.3Mt in 4Q 2020 (or 6.5% higher as compared with 15.5Mt in 4Q 20203 on a scope adjusted basis (i.e., excluding the shipments of ArcelorMittal USA, which was sold to Cleveland Cliffs on December 9, 2020), as economic activity continued to gradually recover. All segments experienced quarter-on-quarter shipment growth: Europe +5.2%, Brazil +11.4%, ACIS +9.3% and NAFTA +7.3% (scope adjusted basis). Total steel shipments in 1Q 2021 of 16.5Mt were similar to 1Q 2020 on a scope adjusted basis but with some clear regional differences: Europe -3.1%; NAFTA -0.8% (scope adjusted); ACIS -0.7%; Brazil +22.0%.

Sales in 1Q 2021 were $16.2 billion as compared to $14.2 billion for 4Q 2020 and $14.8 billion for 1Q 2020. As compared to 4Q 2020, the 14.2% increase in sales was primarily due to higher realized average steel selling prices (+17.8%) (continuing to capture the significant increase in global steel pricing with lag effects), and increased mining sales revenue (+12.8%) due to higher seaborne iron ore reference prices (+25.5%) offset in part by seasonally lower market-priced iron ore shipments (-7.6%) and by the impact of the ArcelorMittal USA disposal. Sales in 1Q 2021 were 9.1% higher as compared to 1Q 2020 primarily due to higher average steel selling prices (+24.8%), significantly higher seaborne iron ore reference prices (+86.1%) and higher market-priced iron ore shipments (+14.1%) offset by the impact of the AM USA disposal.

Depreciation for 1Q 2021 was lower at $601 million as compared to $711 million for 4Q 2020 and $771 million in 1Q 2020.
The FY 2021 depreciation expense is now expected to be approximately $2.6 billion (based on current exchange rates) down from the previous guidance of $2.7 billion.

Impairment expenses in 1Q 2021 were nil. Impairment expenses in 4Q 2020 were $331 million following the revised future cashflow expectations of plate assets in Europe. Impairment charges for 1Q 2020 were $92 million and related to the permanent closure of the coke plant in Florange (France), at the end of April 2020.

Exceptional items for 1Q 2021 were nil. Exceptional items in 4Q 2020 of $1.3 billion related to gain on the sale of ArcelorMittal USA6 partially offset by site restoration and termination charges related to the closure of the steel shop and blast furnace at Krakow (Poland). Exceptional items of $457 million for 1Q 2020 primarily included inventory related charges in NAFTA and Europe.

Operating income for 1Q 2021 was $2.6 billion as compared to $2.0 billion in 4Q 2020 and an operating loss of $353 million in 1Q 2020 (impacted by the impairments and exceptional items as discussed above). The increased operating income for 1Q 2021 as compared to 4Q 2020 reflects a positive price-cost effect in the steel business, improved steel shipments (on a scope adjusted basis) and improved mining performance driven by higher iron ore prices.

Income from associates, joint ventures and other investments15 for 1Q 2021 was $453 million as compared to $7 million for 4Q 2020 and $142 million in 1Q 2020. 1Q 2021 is significantly higher on account of improved results from AMNS India7, AMNS Calvert22 and other European investees. Additionally, 1Q 2021 includes dividend income from Erdemir of $89 million. Income in 4Q 2020 was affected by $211 million impairment of the Company’s investment in DHS (Germany).

Net interest expense in 1Q 2021 was broadly stable at $91 million as compared to $88 million in 4Q 2020 and lower as compared to $115 million in 1Q 2020, mainly due to savings following the repayments of bonds. The Company continues to expect full year 2021 net interest expense to be approximately $0.3 billion.

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Foreign exchange and other net financing losses in 1Q 2021 were $194 million as compared to losses of $270 million in 4Q 2020 and losses of $451 million in 1Q 2020. Foreign exchange loss in 1Q 2021 of $118 million as compared to $78 million gain in 4Q 2020 and $111 million loss for 1Q 2020. 1Q 2021 includes immaterial non-cash mark-to-market gain related to the mandatory convertible bonds call option as compared to a gain of $59 million in 4Q 2020 and a loss of $118 million in 1Q 2020. 4Q 2020 also included $178 million non-cash expenses related to the extension of the mandatory convertible bond. 1Q 2020 also included early bond redemption premium expenses of $66 million.

ArcelorMittal recorded an income tax expense of $404 million in 1Q 2021 as compared to $358 million for 4Q 2020 and $340 million for 1Q 2020.

ArcelorMittal recorded net income for 1Q 2021 of $2,285 million ($1.94 basic earnings per common share), as compared to net income of $1,207 million for 4Q 2020 ($1.01 basic earnings per common share), and a net loss of $1,120 million for 1Q 2020 ($1.11 basic loss per common share).

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Analysis of segment operations

Following the Company’s steps to streamline and optimize the business, primary responsibility for captive mining operations will be moved to the Steel segments. The Mining segment will retain primary responsibility for the operation of the seaborne oriented operations at ArcelorMittal Mines Canada (AMMC)8 and Liberia, and will continue to provide technical support to all mining operations within the Group.

As a result, effective 2Q 2021, ArcelorMittal will amend its presentation of reportable segments to reflect this organizational change, as required by IFRS. Only the seaborne-oriented operations of AMMC and Liberia will be reported within the Mining segment to be renamed Seaborne Iron Ore. The results of the other mines will be henceforth accounted for within the steel segments that the mines supply.

NAFTA

(USDm) unless otherwise shown	1Q 21	4Q 20	3Q 20	2Q 20	1Q 20
Sales	2,536	3,196	3,329	2,768	4,304
Operating income / (loss)	176	1,507	607	(327)	(120)
Depreciation	(57)	(61)	(126)	(136)	(126)
Impairment items	—	—	660	—	—
Exceptional items	—	1,460	—	(221)	(241)
EBITDA	233	108	73	30	247
Crude steel production (kt)	2,175	4,180	4,432	3,698	5,503
Steel shipments (kt)	2,511	4,134	4,435	3,797	5,536
Average steel selling price (US$/t)	850	714	701	670	715

NAFTA segment crude steel production decreased by 48.0% to 2.2Mt in 1Q 2021, as compared to 4.2Mt in 4Q 2020 following the sale of ArcelorMittal USA to Cleveland Cliffs on December 9, 2020. On a scope adjusted basis (i.e. excluding ArcelorMittal USA), crude steel production increased by 5.5% to 2.2Mt as compared to 2.1Mt in 4Q 2020 following the improvement in demand.

Steel shipments in 1Q 2021 decreased by 39.3% to 2.5Mt, as compared to 4.1Mt in 4Q 2020, on account of the sale of ArcelorMittal USA. On a scope adjusted basis, steel shipments in 1Q 2021 increased by 7.3% to 2.5Mt as compared to 2.3Mt in 4Q 2020 following the improvement in demand. Steel shipments were 54.7% lower in 1Q 2021 as compared to 5.5Mt in 1Q 2020 but stable on a scope adjusted basis.

Sales in 1Q 2021 decreased by 20.6% to $2.5 billion, as compared to $3.2 billion in 4Q 2020, primarily due to the decrease in steel shipments (as discussed above including the scope impact) offset in part by a 19.1% increase in average steel selling prices.

Operating income in 1Q 2021 was $176 million as compared to $1,507 million in 4Q 2020 and an operating loss of $120 million in 1Q 2020. 4Q 2020 operating income included a $1.5 billion exceptional gain6 related to the sale of ArcelorMittal USA. Operating loss in 1Q 2020 included exceptional items of $241 million primarily due to inventory related charges recorded due to a weaker steel pricing outlook driven by COVID-19 impacts.

EBITDA in 1Q 2021 of $233 million was higher as compared to $108 million in 4Q 2020, primarily due to a positive price-cost effect and +7.3% higher shipment volumes (on a scope adjusted basis, excluding ArcelorMittal USA shipments from the prior period). EBITDA in 1Q 2021 was also negatively impacted primarily by disruption in our Mexican operations linked to the severe weather experienced in Texas in February. EBITDA in 1Q 2021 was slightly lower as compared to $247 million in 1Q 2020 with the impact of the sale of ArcelorMittal USA largely offset by a positive price-cost effect.

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Brazil

(USDm) unless otherwise shown	1Q 21	4Q 20	3Q 20	2Q 20	1Q 20
Sales	2,510	1,884	1,603	1,192	1,592
Operating income	698	290	197	117	150
Depreciation	(52)	(49)	(55)	(51)	(69)
EBITDA	750	339	252	168	219
Crude steel production (kt)	3,034	2,868	2,300	1,692	2,679
Steel shipments (kt)	2,868	2,575	2,425	2,059	2,351
Average steel selling price (US$/t)	837	702	625	550	642

Brazil segment crude steel production increased by 5.8% to 3.0Mt in 1Q 2021 as compared to 2.9Mt for 4Q 2020 with increases in both flat (following the restart of BF#3 at ArcelorMittal Tubarao in 4Q 2020) and long products given the continued recovery in demand.

Steel shipments in 1Q 2021 increased by 11.4% to 2.9Mt as compared to 2.6Mt in 4Q 2020, with a 14.3% increase in flat product shipments (both domestic and exports), and higher long products shipments (up +8.1%). Steel shipments were 22.0% higher in 1Q 2021 as compared to 2.4Mt in 1Q 2020 due to both higher flat and long products.

Sales in 1Q 2021 increased by 33.2% to $2.5 billion as compared to $1.9 billion in 4Q 2020, following a 11.4% increase in steel shipments and a 19.2% increase in average steel selling prices.

Operating income in 1Q 2021 of $698 million was higher as compared to $290 million in 4Q 2020 and $150 million in 1Q 2020.

EBITDA in 1Q 2021 increased by 121% to $750 million as compared to $339 million in 4Q 2020, primarily due to a positive price-cost effect and higher steel shipments. EBITDA in 1Q 2021 was significantly higher as compared to $219 million in 1Q 2020 primarily due to a positive price-cost effect and higher steel shipments.

Europe

(USDm) unless otherwise shown	1Q 21	4Q 20	3Q 20	2Q 20	1Q 20
Sales	9,355	7,604	7,013	5,800	7,654
Operating income /(loss)	599	(447)	(342)	(229)	(426)
Depreciation	(299)	(355)	(356)	(355)	(347)
Impairment items	—	(331)	(104)	—	(92)
Exceptional items	—	(146)	—	—	(191)
EBITDA	898	385	118	126	204
Crude steel production (kt)	9,697	9,110	7,908	7,074	9,912
Steel shipments (kt)	9,013	8,569	8,187	6,817	9,300
Average steel selling price (US$/t)	813	695	651	633	638

Europe segment crude steel production increased by 6.4% to 9.7Mt in 1Q 2021 as compared to 9.1Mt in 4Q 2020 as demand and activity levels improved, including automotive, industrial production and manufacturing activity. In March 2021, the Company restarted BF#B at Ghent, Belgium following a planned major reline.

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Steel shipments in 1Q 2021 improved by 5.2% to 9.0Mt as compared to 8.6Mt in 4Q 2020 driven by higher flat steel shipments (+6.5%) and long products (+2.0%). Steel shipments were 3.1% lower in 1Q 2021 as compared to 9.3Mt in 1Q 2020 (with lower flat steel shipments offset in part by higher long steel products).

Sales in 1Q 2021 were $9.4 billion, 23.0% higher as compared to $7.6 billion in 4Q 2020, primarily due to higher shipment volumes (as discussed above) and 17.0% higher average selling prices (flat products +17.4% and long products +17.2%).

Impairment charges for 1Q 2021 were nil. Impairment charges of $331 million in 4Q 2020 related to the revised future cash flow expectations of plate assets and impairment charges of $92 million in 1Q 2020 related to the permanent closure of the coke plant in Florange, France, which closed in April 2020.

Exceptional items for 1Q 2021 were nil. Exceptional items for 4Q 2020 were $146 million related to site restoration and termination charges following the closure of the blast furnace and the steel plant in Krakow (Poland). Exceptional items for 1Q 2020 of $191 million primarily included inventory related charges due to a weaker steel pricing outlook driven by COVID-19 impacts.

Operating income in 1Q 2021 was $599 million as compared to an operating loss in 4Q 2020 of $447 million and an operating loss of $426 million in 1Q 2020. Results for 4Q 2020 and 1Q 2020 were impacted by impairment and exceptional items as discussed above.

EBITDA in 1Q 2021 of $898 million was significantly higher as compared to $385 million in 4Q 2020, primarily due to a positive price-cost effect and higher steel shipment volumes. EBITDA in 1Q 2021 increased significantly as compared to $204 million in 1Q 2020 primarily due to a positive price-cost effect offset in part by lower steel shipments.

ACIS

(USDm) unless otherwise shown	1Q 21	4Q 20	3Q 20	2Q 20	1Q 20
Sales	2,009	1,477	1,400	1,184	1,446
Operating income / (loss)	472	177	37	(70)	(60)
Depreciation	(74)	(89)	(82)	(75)	(86)
Exceptional items	—	—	—	—	(21)
EBITDA	546	266	119	5	47
Crude steel production (kt)	2,683	2,673	2,544	1,956	2,998
Steel shipments (kt)	2,595	2,373	2,499	2,395	2,614
Average steel selling price (US$/t)	647	511	465	408	471

ACIS segment crude steel production in 1Q 2021 was stable at 2.7Mt as compared to 4Q 2020. Crude steel production in 1Q 2021 was 10.5% lower as compared to 3.0Mt in 1Q 2020 primarily in South Africa, including the scope impact of the permanent closure of the Saldanha facility (in 1Q 2020).

Steel shipments in 1Q 2021 increased by 9.3% to 2.6Mt as compared to 2.4Mt as at 4Q 2020, mainly due to the recovery in demand in South Africa and improved Kazakhstan volume, primarily due to timing of export shipments postponed from 4Q 2020.

Sales in 1Q 2021 increased by 36% to $2.0 billion as compared to $1.5 billion in 4Q 2020, primarily due to higher average steel selling prices (+26.6%) and higher steel shipments (+9.3%).

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Operating income in 1Q 2021 was $472 million as compared to $177 million in 4Q 2020 and an operating loss of $60 million in 1Q 2020.

EBITDA was $546 million in 1Q 2021 as compared to $266 million in 4Q 2020, primarily due to positive price-cost effect and higher steel shipments. EBITDA in 1Q 2021 was significantly higher as compared to $47 million in 1Q 2020, primarily due to positive price-cost effects.

Mining

(USDm) unless otherwise shown	1Q 21	4Q 20	3Q 20	2Q 20	1Q 20
Sales	1,690	1,499	1,200	1,064	990
Operating income	964	579	382	282	168
Depreciation	(110)	(148)	(114)	(109)	(129)
EBITDA	1,074	727	496	391	297

Own iron ore production (Mt)	13.3	15.3	14.8	13.5	14.4
Iron ore shipped externally and internally at market price (a) (Mt)	9.8	10.6	9.8	9.2	8.6
Iron ore shipment - cost plus basis (Mt)	3.8	5.2	5.0	4.8	4.8
(a) Iron ore shipments of market-priced based materials include the Company’s own mines and share of production at other mines.
Given the sale of ArcelorMittal USA, the Company is no longer presenting coal production and shipments in its earnings releases.

Own iron ore production in 1Q 2021 decreased by 13.2% to 13.3Mt as compared to 15.3Mt in 4Q 2020 primarily due to the sale of Hibbing and Minorca iron ore mines which were sold as part of the ArcelorMittal USA disposal to Cleveland Cliffs on December 9, 2020. On a scope adjusted basis, own iron ore production decreased 4.5% primarily due to lower production at ArcelorMittal Mines Canada (AMMC)8. Own iron ore production in 1Q 2021 decreased by 7.8% to 13.3Mt as compared to 14.4Mt in 1Q 2020. Adjusted for the scope effect of the ArcelorMittal USA sale, own iron ore production in 1Q 2021 of 13.3Mt increased by 5.6% as compared to 12.6Mt in 1Q 2020 primarily due to higher production at AMMC.

Market-priced iron ore shipments in 1Q 2021 decreased by 7.6% to 9.8Mt as compared to 10.6Mt in 4Q 2020, primarily driven by lower shipments in Liberia and a seasonal decline in AMMC. Market-priced iron ore shipments in 1Q 2021 were 14.1% higher as compared to 1Q 2020 reflecting higher production and shipment levels in particular at AMMC which were impacted by COVID-19 restrictions in March 2020. FY 2021 market priced iron ore shipments are expected to increase to approximately 39Mt.

Operating income in 1Q 2021 increased to $964 million as compared to $579 million in 4Q 2020 and $168 million in 1Q 2020.

EBITDA in 1Q 2021 increased by 47.7% to $1,074 million as compared to $727 million in 4Q 2020, reflecting the positive impact of higher seaborne market prices (+25.5%) and higher quality premia offset in part by seasonally lower market-priced iron ore shipments (-7.6%). EBITDA in 1Q 2021 was significantly higher as compared to $297 million in 1Q 2020, primarily due to higher market-priced iron ore shipments (+14.1%), and higher seaborne iron ore reference prices (+86.1%).

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Liquidity and Capital Resources

Net cash provided by operating activities for 1Q 2021 was $997 million as compared to $1,416 million in 4Q 2020 and $594 million in 1Q 2020. Net cash provided by operating activities in 1Q 2021 includes a working capital investment of $1,634 million reflecting the seasonal effect, as well as higher activity and pricing levels, as compared to a working capital release of $925 million in 4Q 2020 and small investment of $109 million in 1Q 2020 (which was low due to cash conservation measures taken plus a reduction in activity levels with the onset of the COVID-19 pandemic). Working capital needs in 2021 will be determined by the operating conditions towards the end of the year. We remain focused on maintaining the working capital efficiencies achieved in recent periods and keeping rotation days consistent with the levels in 2020.

Net cash provided by investing activities during 1Q 2021 was $268 million as compared to net cash used in investing activities of $406 million during 4Q 2020 and $755 million in 1Q 2020. Capex of $619 million in 1Q 2021 compares to $668 million in 4Q 2020 and $850 million in 1Q 2020.

The delay in the first investment by Invitalia under the investment agreement resulted in the Company consolidating the capex of ArcelorMittal Italia longer than previously anticipated. As a result, the Company expects FY 2021 capex to be $2.9 billion (vs. the original FY 2021 capex guidance of $2.8 billion).

Net cash provided by other investing activities in 1Q 2021 of $887 million as compared to $262 million in 4Q 2020 and $95 million in 1Q 2020. 1Q 2021 cash inflow primarily relates to $645 million cash received from the sale of 40 million Cleveland Cliffs shares and the recovery of the cash collateral (short-term deposits) for the TSR receivables retained in ArcelorMittal USA after its disposal. 4Q 2020 cash inflow relates to $0.5 billion proceeds from the sale of ArcelorMittal USA offset in part by an investment in short term deposits as discussed above. Net cash provided by other investing activities in 1Q 2020 of $95 million included $127 million from the sale of the 50% stake in Global Chartering Limited (GCL)9 offset in part by the revised quarterly lease payment under the amended ArcelorMittal Italia agreement signed in March 2020.

Net cash used in financing activities in 1Q 2021 was $1,388 million as compared to $2,227 million in 4Q 2020 and $386 million in 1Q 2020. In 1Q 2021, net cash used in financing activities includes an outflow of $0.6 billion primarily related to $0.3 billion decrease of commercial paper portfolio. In 4Q 2020, net cash used in financing activities included an outflow of $1.5 billion primarily related to: bonds repurchased, reimbursement of the Schuldschein, and a decrease of commercial paper portfolio. Net cash used in financing activities in 1Q 2020 included a net outflow primarily related to the make whole redemption of the remaining outstanding amount ($659 million) of its 6.250% Notes due February 25, 2022.

On March 4, 2021, ArcelorMittal announced that it had completed the $650 million share buyback program launched on February 15, 2021 using the proceeds from the partial sell down of its common equity stake in Cleveland Cliffs and by market close of March 3, 2021 had repurchased 27,113,321 shares for a total value of approximately €537 million (equivalent to $650 million) at an average price per share of €19.79. All details are available on the Company’s website at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program. At the same time, the Company also announced the commencement of a second share buyback program for an aggregate amount of $570 million, in-line with the Company’s new capital returns policy published on February 11, 2021 linked to surplus free cash flow generated in 2020. This share buyback program is ongoing and will be completed by December 31, 2021.

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During 1Q 2021 the Company paid dividends of $65 million to minority shareholders of AMMC and Bekaert (Brazil) as compared to $16 million in 4Q 2020 to minority shareholders in Bekaert (Brazil) and $103 million mainly to minority shareholders of AMMC in 1Q 2020.

Outflows from lease payments and other financing activities (net) were $49 million in 1Q 2021 and $218 million for 4Q 2020 (which included $135 million paid to Banca Intesa17).

Gross debt decreased by $0.9 billion to $11.4 billion as of March 31, 2021, as compared to $12.3 billion as of December 31, 2020 and $13.8 billion as of March 31, 2020. As of March 31, 2021, net debt decreased to $5.9 billion as compared to $6.4 billion as of December 31, 2020, driven by free cash flows and a $0.2 billion foreign exchange impact following a 4.4% appreciation of USD versus EUR and was $3.6 billion lower than net debt of $9.5 billion as of March 31, 2020.

As of March 31, 2021, the Company had liquidity of $11.0 billion, consisting of cash and cash equivalents of $5.5 billion ($6.0 billion as of December 31, 2020 and $4.3 billion as of March 31, 2020) and $5.5 billion of available credit lines11.

As of March 31, 2021, the average debt maturity was 5.3 years.

Key recent developments

•
On April 30, 2021, ArcelorMittal amended its $5.5bn Revolving Credit Facility (“RCF”) to align with its sustainability and climate action strategy. Under the amended RCF – the largest ESG linked facility of its kind in the metals and mining sector - the margin payable will be increased or decreased depending on ArcelorMittal’s performance against certain metrics related to its environmental and sustainability performance. The metrics measured include the CO2 intensity of ArcelorMittal’s European operations and the number of ArcelorMittal facilities globally which have been certified by ResponsibleSteel™ by the end of each year.

In addition, it has been agreed that the leverage ratio financial covenant currently contained in the RCF will fall away in the event that ArcelorMittal obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies. The RCF was signed on December 18, 2018 and remains undrawn and available for the Group’s general corporate purposes. Crédit Agricole Corporate and Investment Bank acted as ESG coordinator.

•
On April 14, 2021, pursuant to the investment agreement of December 10, 2020 forming a public-private partnership between Invitalia, an Italian state-owned company, and AM InvestCo Italy (ArcelorMittal’s subsidiary party to the lease and purchase agreement for the Ilva business), Invitalia invested $400 million of new equity into AM InvestCo Italy, providing it with a 38% shareholding with equal governance rights over the company[10,14]. Going forward, Acciaierie d’Italia Holding (the new name of AM InvestCo Italy) will operate independently, and as such will have its own funding plans. As a result, ArcelorMittal will deconsolidate the assets and liabilities (including the remaining lease and purchase liability of €1.0 billion ($1.2 billion) and a cash balance of $0.2 billion) of Acciaierie d’Italia Holding from its consolidated statement of financial position and will account for its interest in the company under the equity method from 2Q 2021 onwards.

~~•~~
On March 29, 2021, ArcelorMittal announced conceptual plans to build a large-scale industrial plant for the direct reduction of iron ore (DRI) and electric arc furnace (EAF)-based steelmaking at its site in Bremen, as well as an innovative DRI pilot plant in addition to an electric arc furnace (EAF) in Eisenhüttenstadt, following the announcement of the planned expansion of Germany’s hydrogen infrastructure. Using green hydrogen, up to 3.5Mt of steel could be produced by the Bremen and Eisenhüttenstadt sites by 2030, with significantly lower CO2 emissions. Depending on the amount of hydrogen available, CO2 savings of more than 5Mt could be possible. The technology conversion requires investments in the range of €1-1.5 billion. In Germany, the group already operates Europe’s only DRI-EAF plant in Hamburg, where the switch to using hydrogen instead of natural gas in the iron ore reduction process is being prepared. The objective is to reach industrial commercial maturity of the technology by 2025, initially producing 100,000 tonnes of sponge iron a year.

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•
On March 26, 2021, Fitch Ratings announced that it had revised ArcelorMittal’s Outlook to Positive from Negative while affirming the Company’s Long-Term Issuer Default Rating (IDR) and senior unsecured ratings at ‘BB+’.

•
On March 17, 2021, Air Liquide and ArcelorMittal signed a memorandum of understanding (MoU) with the objective of implementing solutions to produce low-carbon steel in Dunkirk. The two companies are joining forces to transform the steel production process through the development of innovative solutions involving low-carbon hydrogen and CO2 capture technologies. This partnership is the first step towards the creation of a new low-carbon hydrogen and CO2 capture technologies ecosystem in this major industrial basin. The project will reduce yearly CO2 emissions from ArcelorMittal’s steel-making facilities in Dunkirk by 2.85Mt by 2030. Air Liquide and ArcelorMittal have jointly applied for large projects funding under the Important Project of Common European Interest (IPCEI) scheme for hydrogen. Funding from European and/or French schemes supporting decarbonization is key to the implementation of the project.

•
On March 17, 2021, ArcelorMittal announced the launch of its first three XCarb™ initiatives, as part of the Company’s journey to deliver on its 2050 net zero commitment. XCarb™ will ultimately bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. To support its launch, ArcelorMittal announced three XCarb™ branded initiatives:

–
‘XCarb™ green steel certificates’, which will enable us to support our customers as they seek to reduce their Scope 3 emissions. CO2 savings achieved through technology investments at ArcelorMittal Europe - Flat Products operations are aggregated, independently assured, and then converted into XCarb™ green steel certificates[13] which customers can attach to their physical orders of steel, enabling them to report a reduction in their Scope 3 carbon emissions in accordance with the GHG Protocol Corporate Accounting and Reporting Standard. The Company anticipates it will have 600,000 tonnes of equivalent green steel tonnes available by the end of 2022.

–
‘XCarb™ recycled and renewably produced’ has been designed for products made via the Electric Arc Furnace (‘EAF’) route using scrap steel. Recycled and renewably produced means that the physical steel was made with recycled material (scrap) using renewable electricity, giving it an extremely low CO2 footprint that can be as low as approximately 300kg of CO2 per tonne of finished steel when the metallics are 100% scrap. This customer offer is for both flat and long products. The electricity used in the steelmaking process is independently verified, with a ‘Guarantee of Origin’ given that it is from renewable sources.

–
‘XCarb™ innovation fund’: ArcelorMittal has launched an innovation fund which will invest up to $100 million annually in groundbreaking companies developing pioneering or breakthrough technologies that will accelerate the steel industry’s transition to carbon neutral steelmaking. To be eligible for funding, companies will have to be developing commercially scaleable technologies which support ArcelorMittal on its journey to decarbonise. The ‘XCarb™ innovation fund’ will invest in a diversified portfolio of companies to ensure it captures the best and most important technologies under development.

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•
On February 17, 2021, ArcelorMittal announced that Asturias had completed its coke-oven gas injection project for Blast Furnace B in its Gijón plant, a strategic step to reduce CO2 emissions and operational costs, thanks to lower coke consumption. This smart carbon approach, allows gases from various sources to be injected into the blast furnace. The injection of coke-oven gas, with high hydrogen content, is an effective and cost-efficient method that enables steel producers to reduce CO2 emissions immediately. ArcelorMittal Asturias has completed the most advanced project in the Company, linked to the use of coke-oven gas, and has initiated the injection of grey hydrogen (hydrogen recovered from various gases, including natural gas and coke-oven gas) into Blast Furnace B.

•	On February 11, 2021, S&P Ratings agency announced that it had revised ArcelorMittal’s outlook to stable on likely strong recovery in 2021; ‘BBB-/A-3’ Ratings Affirmed.

Outlook

Economic activity has progressively improved during 1Q 2021, with a favorable supply demand balance and a low inventory environment following a period of prolonged destocking, supporting increased utilization levels and healthy steel spreads (currently at multi-year high), and the Company now expects apparent steel consumption (“ASC”) in 2021 to be at or above the upper end of the ranges presented at time of the 4Q 2021 results in February 2021.

ArcelorMittal expects global apparent steel consumption (“ASC”) in 2021 to grow between +4.5% to +5.5%. By region:

•	In the US, ASC is expected to grow within a range of +10.0% to +12.0% in 2021, with stronger ASC in flat products particularly automotive while construction demand (non-residential) remains weak.

•
In Europe, ASC is expected to grow within a range of +7.5% to +9.5% in 2021; with strong automotive demand expected to recover from low levels and continued support for infrastructure and residential demand.

•
In Brazil, ASC is expected to continue to expand in 2021 with growth expected in the range of +6.0% to +8.0% supported by ongoing construction demand and recovery in the end markets for flat steel. In the CIS, ASC growth in 2021 is expected to recover to within a range of +4.0% to +6.0%.

•	In India, ASC growth in 2021 is expected to recover to within a range of +16% to +18%.

•	As a result, overall World ex-China ASC in 2021 is expected to grow within the range of +8.5% to +9.5% supported by a strong rebound in India.

•	In China, overall demand is expected to continue to grow in 2021 to +1.0% to +3.0% (supported by ongoing stimulus).

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ArcelorMittal Condensed Consolidated Statement of Financial Position1

In millions of U.S. dollars	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
ASSETS
Cash and cash equivalents and restricted funds	5,474	5,963	4,298
Trade accounts receivable and other	3,783	3,072	3,456
Inventories	13,228	12,328	15,626
Prepaid expenses and other current assets	3,160	2,281	2,551
Asset held for sale[12]	4,854	4,329	—
Total Current Assets	30,499	27,973	25,931

Goodwill and intangible assets	4,212	4,312	4,911
Property, plant and equipment	29,498	30,622	33,522
Investments in associates and joint ventures	7,205	6,817	6,334
Deferred tax assets	7,831	7,866	8,669
Other assets[16]	4,404	4,462	1,961
Total Assets	83,649	82,052	81,328

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,813	2,507	3,147
Trade accounts payable and other	12,231	11,525	11,968
Accrued expenses and other current liabilities	5,729	5,596	5,645
Liabilities held for sale[12]	3,271	3,039	—
Total Current Liabilities	24,044	22,667	20,760

Long-term debt, net of current portion	8,552	9,815	10,650
Deferred tax liabilities	1,812	1,832	2,075
Other long-term liabilities	7,259	7,501	11,820
Total Liabilities	41,667	41,815	45,305

Equity attributable to the equity holders of the parent	40,000	38,280	34,249
Non-controlling interests	1,982	1,957	1,774
Total Equity	41,982	40,237	36,023
Total Liabilities and Shareholders’ Equity	83,649	82,052	81,328

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ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended
In millions of U.S. dollars unless otherwise shown	Mar 31, 2021	Dec 31, 2020	Sept 30, 2020	Jun 30, 2020	Mar 31, 2020
Sales	16,193	14,184	13,266	10,976	14,844
Depreciation (B)	(601)	(711)	(739)	(739)	(771)
Impairment items[4](B)	—	(331)	556	—	(92)
Exceptional items[4,6] (B)	—	1,314	—	(221)	(457)
Operating income / (loss) (A)	2,641	1,998	718	(253)	(353)
Operating margin %	16.3%	14.1%	5.4%	(2.3)%	(2.4)%

Income / (loss) from associates, joint ventures and other investments	453	7	100	(15)	142
Net interest expense	(91)	(88)	(106)	(112)	(115)
Foreign exchange and other net financing (loss) / gain	(194)	(270)	(150)	36	(451)
Income / (loss) before taxes and non-controlling interests	2,809	1,647	562	(344)	(777)
Current tax expense	(569)	(373)	(204)	(100)	(162)
Deferred tax benefit / (expense)	165	15	(580)	(84)	(178)
Income tax expense	(404)	(358)	(784)	(184)	(340)
Income / (loss) including non-controlling interests	2,405	1,289	(222)	(528)	(1,117)
Non-controlling interests income	(120)	(82)	(39)	(31)	(3)
Net income / (loss) attributable to equity holders of the parent	2,285	1,207	(261)	(559)	(1,120)

Basic earnings / (loss) per common share ($)	1.94	1.01	(0.21)	(0.50)	(1.11)
Diluted earnings / (loss) per common share ($)	1.93	1.00	(0.21)	(0.50)	(1.11)

Weighted average common shares outstanding (in millions)	1,178	1,199	1,228	1,119	1,012
Diluted weighted average common shares outstanding (in millions)	1,183	1,204	1,228	1,119	1,012

OTHER INFORMATION
EBITDA[20] (C = A-B)	3,242	1,726	901	707	967
EBITDA Margin %	20.0%	12.2%	6.8%	6.4%	6.5%

Own iron ore production (Mt)	13.3	15.3	14.8	13.5	14.4
Crude steel production (Mt)	17.6	18.8	17.2	14.4	21.1
Steel shipments (Mt)	16.5	17.3	17.5	14.8	19.5

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ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended
In millions of U.S. dollars	Mar 31, 2021	Dec 31, 2020	Sept 30, 2020	Jun 30, 2020	Mar 31, 2020
Operating activities:
Income /(loss) attributable to equity holders of the parent	2,285	1,207	(261)	(559)	(1,120)
Adjustments to reconcile net income/ (loss) to net cash provided by operations:
Non-controlling interests income	120	82	39	31	3
Depreciation and impairment items[4]	601	1,042	183	739	863
Exceptional items[4,6]	—	(1,314)	—	221	457
(Income) / loss from associates, joint ventures and other investments	(453)	(7)	(100)	15	(142)
Deferred tax (benefit) / expense	(165)	(15)	580	84	178
Change in working capital	(1,634)	925	1,072	(392)	(109)
Other operating activities (net)	243	(504)	257	163	464
Net cash provided by operating activities (A)	997	1,416	1,770	302	594
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(619)	(668)	(520)	(401)	(850)
Other investing activities (net)	887	262	34	37	95
Net cash provided by / (used in) investing activities	268	(406)	(486)	(364)	(755)
Financing activities:
Net (payments) relating to payable to banks and long-term debt	(624)	(1,506)	(270)	(395)	(224)
Dividends paid to minorities (C)	(65)	(16)	(55)	(7)	(103)
Share buyback	(650)	(487)	(13)	—	—
Common share offering	—	—	—	740	—
Proceeds from Mandatorily Convertible Notes	—	—	—	1,237	—
Lease payments and other financing activities (net)	(49)	(218)	(63)	(59)	(59)
Net cash (used in) / provided by financing activities	(1,388)	(2,227)	(401)	1,516	(386)
Net (decrease) / increase in cash and cash equivalents	(123)	(1,217)	883	1,454	(547)
Cash and cash equivalents transferred (to) / from assets held for sale	(7)	67	(70)	—	—
Effect of exchange rate changes on cash	(106)	234	73	(13)	(131)
Change in cash and cash equivalents	(236)	(916)	886	1,441	(678)

Free cash flow (D=A+B+C)[18]	313	732	1,195	(106)	(359)

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Appendix 1: Product shipments by region(1)

(000’kt)	1Q 21	4Q 20	3Q 20	2Q 20	1Q 20
Flat	1,822	3,462	3,779	3,328	4,853
Long	785	807	746	485	846
NAFTA	2,511	4,134	4,435	3,797	5,536
Flat	1,513	1,324	1,047	1,074	1,277
Long	1,370	1,268	1,393	994	1,085
Brazil	2,868	2,575	2,425	2,059	2,351
Flat	6,613	6,210	6,025	4,649	7,023
Long	2,290	2,246	2,080	2,054	2,170
Europe	9,013	8,569	8,187	6,817	9,300
CIS	2,035	1,912	1,914	2,032	1,827
Africa	560	458	585	361	786
ACIS	2,595	2,373	2,499	2,395	2,614
Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures(1)

(USDm)	1Q 21	4Q 20	3Q 20	2Q 20	1Q 20
NAFTA	58	66	81	107	205
Brazil	46	64	48	29	67
Europe	342	326	222	168	323
ACIS	70	88	68	46	122
Mining	97	111	92	46	121
Total	619	668	520	401	850
Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capex.

Completed projects in the past year
Segment	Site / unit	Project	Capacity / details	Completion
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 145kt over ingot route through yield increase	1Q 2020

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Ongoing projects
Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5Mt/year	2021 (a)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	1H 2022 (b)
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160kt/year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	2H 2022 (c)
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	4Q 2023 (d)
Mining	Liberia	Phase 2 premium product expansion project	Increase production capacity to 15Mt/year	4Q 2023 (e)
Brazil	Juiz de Fora	Melt shop expansion	Increase in melt shop capacity by 0.2Mt/year	On hold (f)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year;	On hold (f)

a) On September 28, 2017, ArcelorMittal announced a major $1.0 billion investment programme at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c.1.5Mt and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late 4Q 2017 and is expected to be completed at the end of 2021 (with capex of approximately $0.2 billion in 2021).

b) Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is now expected to be completed in 1H 2022.

c) Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160kt/year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco will become the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at AM/NS Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project is expected to be completed in 2022, with the first coil planned for 2H 2022.

d) In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.35 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. The project is expected to be completed in 4Q 2023.

e) ArcelorMittal Liberia has been operating a 5Mt direct shipping ore (DSO) since 2011 (Phase 1). In 2013, the Company had started construction of a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force-majeure declaration by the onsite contracting companies. ArcelorMittal Liberia has now completed the revised detailed feasibility study (which was updated in 2019 to apply best available technology and replace wet with dry stack tailings treatment) for the modular build of a 15 million tonne concentrator (Phase 2), with aligned mine, concentrator, rail and port capacity. The plan is now to recommence the project in 2021. Subject to a timely restart, first concentrate is expected in 4Q 2023. The capex required to conclude the project is expected to total approximately $0.8 billion as the project is effectively a brownfield opportunity given that 85% of the procurement has already been done (with the equipment on site) and 60% of the civil construction complete.

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f) Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both the melt shop expansion (in Juiz de Fora) and the sinter plant, blast furnace and meltshop (in Monlevade) projects are currently on hold, but are being presently re-evaluated.

Appendix 3: Debt repayment schedule as of March 31, 2021

(USD billion)	2021	2022	2023	2024	2025	>2025	Total
Bonds	0.3	0.6	1.3	1.9	1.1	2.4	7.6
Commercial paper	0.8	—	—	—	—	—	0.8
Other loans	1.0	0.3	0.7	0.2	0.2	0.6	3.0
Total gross debt	2.1	0.9	2.0	2.1	1.3	3.0	11.4

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
Gross debt (excluding that held as part of the liabilities held for sale)	11,365	12,322	13,797
Gross debt held as part of the liabilities held for sale	23	24	—
Gross debt	11,388	12,346	13,797
Less: Cash and cash equivalents and restricted funds	(5,474)	(5,963)	(4,298)
Less: Cash and cash equivalents and restricted funds held as part of the assets held for sale	(10)	(3)	—
Net debt (including that held as part of assets and the liabilities held for sale)	5,904	6,380	9,499

Net debt / LTM EBITDA	0.9	1.5	2.1

Appendix 5: Adjusted net income / (loss)

(USD million)	1Q 21	4Q 20	3Q 20	2Q 20	1Q 20
Net income / (loss)	2,285	1,207	(261)	(559)	(1,120)
Impairment items[4]	—	(331)	556	—	(92)
Exceptional items[4,6]	—	1,314	—	(221)	(457)
Derecognition of deferred tax assets on disposal of ArcelorMittal USA	—	—	(624)	—	—
Adjusted net income / (loss)	2,285	224	(193)	(338)	(571)

Appendix 6: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Adjusted net income / (loss): refers to reported net income/(loss) less impairment items, exceptional items and derecognition of deferred tax assets on disposal of ArcelorMittal USA.
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents and restricted funds: represents cash and cash equivalents, restricted cash, restricted funds and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles.
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
EBITDA: operating results plus depreciation, impairment items and exceptional items.
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

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Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Foreign exchange and other net financing (loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders
Gross debt: long-term debt and short-term debt (including that held as part of the liabilities held for sale).
Impairment items: refers to impairment charges net of reversals.
Liquidity: cash and cash equivalents and restricted funds plus available credit lines excluding back-up lines for the commercial paper program.
LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
Mt: refers to million metric tonnes.
Market-priced tonnes: represent amounts of iron ore from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.
Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).
Net debt: long-term debt and short-term debt less cash and cash equivalents and restricted funds (including those held as part of assets and liabilities held for sale).
Net debt/LTM EBITDA: refers to Net debt divided by EBITDA (as used in the Company’s financial reporting) over the last twelve months.
Net interest expense: includes interest expense less interest income
On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
Operating results: refers to operating income/(loss).
Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of Canada, Mexico and USA. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighbouring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment primarily includes iron ore operations.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Price-cost effect: a lack of correlation or an abnormal lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e., increased spread between steel prices and raw material costs) or negative effect (i.e., a squeeze or decreased spread between steel prices and raw material costs).
Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.
Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Steel-only EBITDA: calculated as EBITDA total less Mining segment EBITDA.
Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.
Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.
YoY: refers to year-on-year.

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Footnotes

1.
The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. Segment information presented in this press release are prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents adjusted net income / (loss) as it believes it is a useful measure for the underlying business performance excluding impairment items, exceptional items and derecognition of deferred tax assets on disposal of ArcelorMittal USA. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash Flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company has revised the definition of free cash flow to include dividends paid to minority shareholders in order to reflect the measure it will use to determine dividends that will be paid under its new dividend policy. The Company also presents the ratio of net debt to EBITDA for the last twelve month period, which investors may find useful in understanding the Company’s ability to service its debt. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal’s financial information prepared in accordance with IFRS.

2.
LTIF figures presented for 1Q 2021 of 0.78x excludes ArcelorMittal Italia (to be deconsolidated as from 2Q 2021 onwards) and ArcelorMittal USA (no longer in scope as sold as part of the sale to Cleveland Cliffs on December 9, 2020). LTIF figures including the impact of ArcelorMittal Italia and ArcelorMittal USA, were 0.93x for 4Q 2020 and 1.01x for 1Q 2020.

3.
1Q 2021 steel shipments of 16.5Mt as compared to 17.3Mt in 4Q 2020 (which included 1.8Mt of steel shipments for ArcelorMittal USA). On a scope adjusted basis 1Q 2021 shipments of 16.5Mt increased by 6.5% vs.15.5Mt in 4Q 2020.

4.
Impairment expenses in 4Q 2020 were $331 million following the revised future cashflow expectations of certain assets in Europe. Exceptional items in 4Q 2020 of $1.3 billion related to gain on the sale of ArcelorMittal USA[6] offset by site restoration and termination charges related to the closure of the steel shop and blast furnace at Krakow (Poland). Impairment charges for 1Q 2020 were $92 million and relate to the permanent closure of the coke plant in Florange (France), at the end of April 2020. Exceptional items of $457 million for 1Q 2020 primarily include inventory related charges in NAFTA and Europe due to a weaker steel pricing outlook driven by COVID-19 impacts.

5.	See Appendix 5 for reconciliation of adjusted net income /(loss).
6.
Exceptional $1.5 billion gain on AM USA disposal relates to the consideration of $2.2 billion following the increase of the Cleveland Cliff share price from $5.88/sh on September 25, 2020 to $13.04/sh on December 8, 2020 against a total carrying value of $0.7 billion of ArcelorMittal USA, AM Monessen and AM Princeton companies.

7.
AMNS India key performance indicators for 1Q 2021 are as follows: AMNS India’s operations were impacted by the COVID-19 pandemic during 2Q 2020 with lockdown measures (in particular impacting April 2020). Since then lock down measures have been lifted, demand has improved and the assets are currently running at higher utilization levels. 1Q 2021 crude steel production was 1.8Mt (vs 1.9Mt in 4Q 2020) and EBITDA was $0.4 billion (vs. $0.3bn in 4Q 2020). AMNS India has plans to debottleneck operations (steel shop and rolling parts) and achieve capacity of 8.6Mt per annum and medium term plans to expand and grow to 14Mt per annum. The newly acquired Thakurani mines is now operating at full 5.5Mtpa capacity during 1Q 2021, while the second Odisha pellet plant is expected to be completed in 2Q 2021, adding 6Mtpa for a total 20Mtpa of pellet capacity. AM/NS India signed a Memorandum of Understanding (MoU) with the Government of Odisha to set-up an integrated steel plant with a 12 Million Tonnes Per Annum capacity in Kendrapara district of state Orissa.

8.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
9.
On December 23, 2019, ArcelorMittal, announced it had signed a share purchase agreement with DryLog Ltd (DryLog) for the sale of a 50% stake in Global Chartering Limited (GCL), its wholly owned shipping business, and will subsequently form a 50:50 shipping joint venture with DryLog. The transaction closed on December 31, 2019. The stake sale and JV formation impacted ArcelorMittal’s net debt by $527 million, with $400 million on completion in 4Q 2019 and $127 million received in 1Q 2020. The transaction was part of ArcelorMittal’s commitment to unlock up to $2 billion of value from its asset portfolio by mid-year 2021.

10.
ArcelorMittal Italia crude steel production in 1Q 2021 of 1.0Mt (vs. 4Q 2020 of 0.9Mt); 1Q 2021 steel shipments of 0.9Mt (vs. 4Q 2020 steel shipments of 1.0Mt). Capex of approximately $0.3 billion per annum has been invested in ArcelorMittal Italia in 2019 and 2020.

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11.
On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. As of December 31, 2020, the $5.5 billion revolving credit facility was fully available. On May 5, 2020, ArcelorMittal and a syndicate of banks signed a credit facility with tranches of $0.7 billion and €2.1 billion (the “New Credit Facility”). Subsequently, the Company’s share offering, which closed on May 14, 2020, and the mandatorily convertible notes offering, which closed on May 18, 2020, resulted in the cancellation of commitments of an equivalent amount under the New Credit Facility that ArcelorMittal had entered into on May 5, 2020. Subsequently, on July 17, 2020, ArcelorMittal sent a cancellation notice for all unused amounts under the New Credit Facility. The cancellation notice was effective on July 22, 2020. As of such date, the facility was terminated.

12.	Assets and liabilities held for sale as of March 31, 2021, and December 31, 2020, include the assets and liabilities of ArcelorMittal Italia and heavy plate assets in Europe.
13.
The Company is offering green steel using a system of certificates. These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as the reference. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.

14.	The Investment Agreement stipulates a second equity injection by Invitalia, of up to €680 million, to fund the completion of the purchase of Ilva’s business by Acciaierie d’Italia, which is expected by May 2022 subject to certain conditions precedent. At this point, Invitalia’s shareholding in Acciaierie d’Italia would increase to 60%, with ArcelorMittal to invest up to €70 million to retain a 40% shareholding and joint control over the company. The conditions precedent include: the amendment of the existing environmental plan to account for changes in the new industrial plan; the lifting of all criminal seizures on the Taranto plant; and the absence of restrictive measures – in the context of criminal proceedings where Ilva is a defendant – being imposed against Acciaierie d’Italia Holding or its subsidiaries. In case conditions precedent are not met, then the Acciaierie d’Italia Holding would not be required to complete the purchase of Ilva’s assets and its capital invested would be returned.
15.
In addition to the AM/NS India and Calvert joint ventures, the Company has important investments in China that provide valuable dividend streams and growth optionality. VAMA, our 50:50 joint venture with Hunan Valin, is a state-of-the-art facility focused on rolling steel for high-demanding applications in particular automotive. The business is performing well and plans to expend the current capacity by 40% to 2Mtpa over the next 2 years, financed from its own resources. The investment will allow VAMA to broaden its product portfolio and further enhance its competitiveness. This will in turn enable VAMA to meet the growing demand of high value add solutions from the Chinese automotive / NEV market and propel it to be among the top 3 automotive steel players in China by 2025. ArcelorMittal also owns a 37% interest in China Oriental, one of the largest H-Beam producers in China which has recently upgraded its asset portfolio and benefits from a strong balance sheet position.

16.
As of March 31, 2021, other assets include these main listed investments of Cleveland Cliffs (8%) at market value of $1,941 million and Erdemir (12%) at market value of $778 million. As of December 31, 2020, other assets included amongst others the listed investment of Cleveland Cliffs (16%) at market value of $1,988 million and Erdemir (12%) at market value of $850 million.

17.
On November 1, 2018, AM Investco Italy completed the acquisition of Ilva Spa (former name of ArcelorMittal Italia) and its subsidiaries. ArcelorMittal was the principal partner in AM Investco Italy with 94.45% equity stake in the consortium, with Banca Intesa Sanpaolo holding 5.55%. ISP interest was subject to put and call option arrangement. The put option was exercised in December 2020 simultaneous to the signing of an investment agreement with Invitalia.

18.
The Company has revised the definition of free cash flow to include dividends paid to minority shareholders in order to reflect the measure it will use to determine dividends that will be paid under its new dividend policy. The comparative figures for free cash flow under the prior definition of cash flow from operations less capex were inflows in 4Q 2020 of $748 million and $1,250 million in 3Q 2020; outflows in 2Q 2020 of $99 million and $256 million in 1Q 2020.

19.	1Q 2021 also includes $89 million annual dividend income from Erdemir.
20.
Segment “Other & eliminations” EBITDA expenses were higher from a loss of $99 million in 4Q 2020 to a loss of $259 million in 1Q 2021 principally due to increased stock margin eliminations between steel and mining businesses for the temporary unrealized profits on iron ore quantities existing in the steel subsidiaries. As iron ore prices per ton have continued to rise during the latest quarter, the stock margin eliminations have also increased. No guidance is provided for FY2021 expectations as this will be determined by the iron ore price during the period.

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21.
According to this policy, the Board recommends a $0.30/share base dividend to be paid in June 2021, subject to the approval of shareholders at the AGM, and has approved a $570 million share buyback program which has commenced in March 2021 and is expected to be completed within the 2021 calendar year. This return is additional to the $650 million share buyback returned to shareholders from the proceeds of the partial sell-down of the Company’s equity stake in Cleveland Cliffs announced on February 9, 2021 and completed in 1Q 2021.

22.
AMNS Calvert key performance indicators are as follows: Hot strip mill production during 1Q 2021 of 1.3Mt was 19.3% higher than 1.1Mt in 4Q 2020, with good operational performance meeting improved demand. EBITDA during 1Q 2021 of $159 million was higher as compared to $56 million in 4Q 2020, reflecting the improvement in pricing. Annual maintenance capex and interest costs currently total ~$90 million.

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First quarter 2021 earnings analyst conference call

ArcelorMittal management including Aditya Mittal, Chief Executive Officer and Genuino Christino, Chief Financial Officer will host a conference call for members of the investment community to present and comment on the three-month period ended March 31, 2021 on: Thursday May 6, 2021 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0808 238 0676	+44 (0)203 057 6900	7995055#
US local:	+1 866 220 1433	+1 347 903 0960	7995055#
France:	0805 101 469	+33 1 7070 6079	7995055#
Germany:	0800 588 9185	+49 69 2222 2624	7995055#
Spain:	900 828 532	+34 914 144 464	7995055#
Luxembourg:	800 23 023	+352 2786 0311	7995055#
Join the call via telephone using the participant code 7995055# or alternatively use the live audio webcast link

https://interface.eviscomedia.com/player/1136/

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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